UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Top Ships, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Y8897Y305

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

Copy to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue, New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8897Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,682,774 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,682,774 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,774 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.08%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 11 pages

CUSIP No. Y8897Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,682,774 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,682,774 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,774 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.08%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 11 pages

CUSIP No. Y8897Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,873,365 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,873,365 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,873,365 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.34%
14.	Type of Reporting Person (See Instructions) PN

Page 4 of 11 pages

CUSIP No. Y8897Y305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,132,709 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,132,709 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,132,709 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.22%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 11 pages

This Amendment No. 4 to Schedule 13D further amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons on May 12, 2008, as amended by Amendment No. 1 thereto filed with the Commission on May 23, 2008, Amendment No. 2 thereto filed with the Commission on December 8, 2008 and Amendment No. 3 on January 16, 2009 (as amended through Amendment No. 3, the “Schedule 13D”). This Amendment No. 4 is being filed in order to add QVT Fund LP as a “Reporting Person.” Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to read as follows:

(a) - (c), (f) This Schedule 13D is filed by QVT Financial LP, QVT Financial GP LLC, QVT Associates GP LLC and QVT Fund LP (collectively, the “Reporting Persons”). The principal executive offices of QVT Financial LP and QVT Financial GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The principal business of QVT Financial GP LLC is to serve as the general partner of QVT Financial LP. QVT Financial LP’s principal business is investment management and it acts as the investment manager for a number of investment funds (collectively, the “Funds”) and a separate discretionary account managed for a client (the “Separate Account”) that directly own shares of Common Stock. QVT Financial LP has the power to direct the vote and disposition of the Common Stock held by each of the Funds and the Separate Account.

QVT Associates GP LLC, a Delaware limited liability company, is the general partner of certain of the Funds, and its principal business is to serve as general partner of such Funds. The principal executive offices of QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.

QVT Fund LP, a Cayman Islands limited partnership, is the only one of the Funds which beneficially owns more than 5% of the outstanding Common Stock. The principal executive offices of QVT Fund LP are located at Walkers, 87 Mary Street, Walker House, George Town, Grand Cayman KY1-9002, Cayman Islands. The principal business of QVT Fund LP is investment.

Daniel Gold, Lars Bader, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Associates GP LLC. Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP LLC. Messrs. Gold, Bader, Brumm, Chu and Fu are referred to collectively herein as the “Covered Persons.” The principal business address, principal occupation and citizenship of each of the Covered Persons is set forth on Appendix A hereto.

(d) - (e) During the last five years, neither the Reporting Persons nor any of the Covered Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding thereto the following:

The consideration for QVT Fund LP’s acquisition of shares of Common Stock reported in Item 5(c) of this Amendment No. 4 was funded from QVT Fund LP’s working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

QVT Fund LP acquired the shares of Common Stock beneficially owned by it for investment.

QVT Fund LP and the other Reporting Persons review on a continuing basis their investments in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the Reporting Persons may, at any time, acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed of, such securities, in the open market or otherwise, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Funds or the Separate Account, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. In addition, the Reporting Persons may enter into and dispose of certain derivative transactions with one or more counterparties or, to the extent permitted by applicable laws, the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

Page 6 of 11 pages

As part of their ongoing evaluation of this investment and alternative investments, the Reporting Persons may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time the Reporting Persons may hold discussions with or make proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding thereto the following information:

(a) and (b) The information contained in the cover pages to this Schedule 13D is incorporated herein by reference.

QVT Fund LP may be deemed to beneficially own 1,873,365 shares of Common Stock and to share beneficial ownership of such shares of Common Stock with QVT Associates GP LLC, QVT Financial LP and QVT Financial GP LLC.

Each of the Covered Persons expressly disclaims beneficial ownership of the Common Stock reported herein as beneficially owned by QVT Fund LP.

All calculations in this Amendment No. 4 of percentages of the Common Stock outstanding are based upon 29,542,447 shares of Common Stock outstanding, consisting of the 29,901,048 shares reported as outstanding as of December 31, 2008, as adjusted for the buyback and cancellation of 358,601 shares as of February 25, 2009 reported in the Issuer’s Form 20-F filed on June 29, 2009.

(c) Appendix B to this Amendment No. 4 sets forth the transactions in the Common Stock by the Funds (other than QVT Fund LP) and the Separate Account within the past 60 days. On June 3, 2009, QVT Fund LP sold 1,581 shares of Common Stock in the open market at a sale price of $3.48 per share. On June 25, 2009, certain of the Funds transferred 1,873,531 shares of Common Stock to QVT Fund LP, in a privately negotiated transaction, for cash consideration of $2.04 per share. On June 30, 2009, QVT Fund LP bought 166 shares at a price of $2.07 per share and then sold 166 shares at a price of $2.07 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding thereto the following information with respect to QVT Fund LP:

QVT Fund LP is a party to standardized, cash-settled swap agreements with various institutional counterparties for which the Common Stock is the reference security, with respect to an aggregate of 878,255 notional shares of Common Stock at reference prices ranging from approximately $6.8 to $10.3 on a split-adjusted basis. QVT Fund LP has taken the “long” side of the swap agreements and therefore is entitled to the economic benefits, and is subject to the economic risks, of owning the Common Stock, but has no rights or powers with respect to any shares of Common Stock as a result of such swap agreements. QVT Fund LP is not the beneficial owner of any shares of Common Stock as a result of the swap agreements, and, accordingly, the number of shares of Common Stock stated as beneficially owned by QVT Fund LP in this Amendment No. 4 does not include any ownership as a result of the swap agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

Page 7 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2009

QVPT FINANCIAL LP		QVT ASSOCIATES GP LLC

By:	QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT FUND LP

		By:	QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

Page 8 of 11 pages

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: June 30, 2009

QVT FINANCIAL LP		QVT ASSOCIATES GP LLC

By: QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT FUND LP

		By:	QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

Page 9 of 11 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Lars Bader	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Arthur Chu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Each of the Covered Persons is a citizen of the United States.

Page 10 of 11 pages

Appendix B

Transactions in Shares of Common Stock within the Past 60 Days by the Funds and the Separate Account

The following table sets for certain transactions in the Common Stock by the Funds and the Separate Account in the aggregate. Each of the transactions was effected for cash in the open market.

Date	Shares Purchased / (Sold)	Price
June 2, 2009	(20,430)	$3.49
June 3, 2009	(27,712)	$3.13
June 3, 2009	(83,419)	$3.48
June 4, 2009	(10,100)	$3.16
June 4, 2009	(18,614)	$3.14
June 5, 2009	(3,338)	$3.10
June 8, 2009	(1,100)	$2.70
June 9, 2009	(13,800)	$2.78
June 9, 2009	(3,200)	$2.86
June 10, 2009	(7,400)	$2.63
June 11, 2009	(8,500)	$2.53
June 12, 2009	(3,200)	$2.56
June 15, 2009	(5,400)	$2.54
June 16, 2009	(3,800)	$2.44
June 17, 2009	(5,000)	$2.17
June 30, 2009	34	$2.07
June 30, 2009	(34)	$2.07

Page 11 of 11 pages